

17017115

SEC
Mail Processing
Section
APR 12 2017
Washington DC
414

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America Northcoast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 300
(No. and Street)

Cleveland	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Barone (216) 839-5103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

SEC / TM
2017 APR 12 PM 1:54
RECEIVED

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher R. Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America Northcoast Securities, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

DAVID W. KUHR
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 12/16/2020

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exemption Report
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
America Northcoast Securities, Inc.
Beachwood, Ohio

We have audited the accompanying statement of financial condition of America Northcoast Securities, Inc. (an Ohio corporation), as of December 31, 2016, and the related statements of income and changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of America Northcoast Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America Northcoast Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming America Northcoast Securities, Inc. will continue as a going concern. As discussed in Note 10 to the financial statements, the Company is subject to a number of arbitration claims that if 100% successful could leave the Company with a net capital deficiency; also, the Company's clearing firm has terminated their clearing agreement and a new clearing agreement is not yet in place. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation of the Computation of Net Capital Pursuant to Rule 15c3-1, and Computation for determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of America Northcoast Securities, Inc.'s financial statements. The supplemental information is the responsibility of America Northcoast Securities, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation of the Computation of Net Capital Pursuant to Rule 15c3-1, and Computation for determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
March 11, 2017

AMERICA NORTHCOAST SECURITIES, INC.

DECEMBER 31, 2016

TABLE OF CONTENTS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 420,507
Due from broker	533,040
Commissions receivable from clearing broker and other broker-dealers	215,902
Marketable securities owned at fair value	283,657
Other assets	38,431
	$ 1,491,537

LIABILITIES

Accounts payable and accrued expenses	$ 101,180
Deferred tax liability	22,000
	123,180

SHAREHOLDER'S EQUITY

Common stock, no par value, 12,500 shares authorized, 1,915 shares issued and outstanding	1,237
Common stock, Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Additional paid-in capital	1,119,142
Retained earnings	246,978
	1,368,357
	$ 1,491,537

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

REVENUE	
Commissions	$ 1,724,434
Interest and dividends	49,434
Mutual fund fees	284,637
Trading gain – Net	(496)
Other	117,539
	2,175,548
EXPENSES	
Clearing expense	328,094
Payroll and benefits related expenses	585,321
Commissions	75,226
Communications and data processing	184,077
Occupancy	75,445
Professional fees	289,035
Office	18,945
Interest	4,880
Other	74,510
	1,635,533
INCOME BEFORE INCOME TAXES	540,015
PROVISION FOR INCOME TAXES	
Current	183,000
NET INCOME	$ 357,015

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	COMMON STOCK	COMMON STOCK CLASS B	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2016	$ 1,237	$ 1,000	$ 1,119,142	$ 238,963	$ 1,360,342
DIVIDENDS PAID				(349,000)	(349,000)
NET INCOME				357,015	357,015
BALANCE – DECEMBER 31, 2016	$ 1,237	$ 1,000	$ 1,119,142	$ 246,978	$ 1,368,357

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 357,015
Noncash items included in operations	
Deferred income taxes	0
Increase (decrease) in cash from changes in operating activities:	
Commissions receivable from clearing broker and other broker-dealers	43,397
Marketable securities owned	581,618
Due from broker	(533,040)
Other assets	5,870
Accounts payable and accrued expenses	23,222
Net cash provided from operating activities	478,082
CASH FLOW USED IN FINANCING ACTIVITY	
Dividends paid	(349,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	129,082
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	291,425
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 420,507
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 4,880
Taxes paid	$ 183,000

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

America Northcoast Securities, Inc. (the Company), a wholly-owned subsidiary of Arch Eagle Group, Inc. (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and NASDAQ Stock Market, specializing in selling investment securities, and is registered in forty-one states, including the State of Ohio, and the District of Columbia.

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2016, are cash and money market funds.

During 2016, substantially all of the Company's cash was held with the clearing broker in a money market fund.

Marketable Securities Owned

Marketable securities are carried at quoted market values with realized and unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

At December 31, 2016, the Company has approximately $171,500 of these securities in a restricted account, which acts as a clearing deposit with the Company's clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2016, all receivables were considered collectible and no allowance was necessary.

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At December 31, 2016, temporary differences which give rise to a deferred tax liability are related to the book versus tax treatment of unrealized losses on investments.

At December 31, 2016, the Company's gross deferred tax liability amounted to $22,000.

The Company files a consolidated tax return with the Parent; however, it is the Company's practice to record its income tax provision as if it were filing on a stand-alone basis. An amount equal to the Company's current income tax provision is paid to the Parent. During 2016, $183,000 was paid to the Parent.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2016, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2013.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself and other broker-dealers for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS

3. FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Company discloses the fair value of its investments in a hierarchy that provides the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1 Quoted prices in active markets for identical securities
Level 2 Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3 Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. Mutual funds are generally priced at ending net asset value provided by the service agent of the fund. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets measured at fair value comprise the following at December 31, 2016:

Description	Level 1	Level 2	Level 3
Open-end mutual fund	$ 283,657	$ -	$ -
Closed-end funds' preferred securities	-	-	-
	$ 283,657	$ -	$ -

The Company did not hold any Level 3 assets during the year. There were no transfers between levels in 2016.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(i), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $1,273,200, which was $973,200 in excess of its required net capital of $250,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2016, the ratio was 7.45 to 1.

NOTES TO THE FINANCIAL STATEMENTS

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. SHAREHOLDER'S EQUITY

The shareholder is entitled to one vote per share for Common Stock and ten votes per share for Class B common stock.

7. RELATED PARTY TRANSACTIONS

Ancora Advisors LLC is a registered investment advisor with the Securities and Exchange Commission of the United States and is an affiliate of the Company due to common control. Certain accounts are clients of both the Company and Ancora Advisors LLC.

The Company also processes transactions with certain mutual funds and hedge funds controlled by Ancora Trust and Ancora Advisors LLC, respectively. The Chairman of the Board of Trustees of Ancora Trust, and a major shareholder of Ancora Advisors LLC, is the majority shareholder of The Ancora Group (TAG), which owned 100% of the Parent during 2012. Portfolio transactions for these funds through the Company resulted in commission income of $164,554 for 2016. The Company also received mutual fund fees from Ancora Trust of $2,896 for 2016.

The Company provides service to and processes transactions with Safeguard Securities, Inc., a broker-dealer under common ownership through The Ancora Group (TAG). Net revenues of $3,603 for these transactions and services were received by the Company during the year.

The Company provides clearing support for Safeguard Securities in its relationship with Pershing and has dually registered certain employee's FINRA licenses for to pay out on business introduced to the Company. The Company and Safeguard Securities have an agreement whereby the Safeguard Securities receives 100% of the revenues less the associated clearing and other expenses it incurs. As a result, the impact of this relationship netted to zero for 2016 in the Company's revenues and expenses. The Company is owed from Safeguard Securities $72, which is included in other assets at December 31, 2016.

At December 31, 2016, the Company has $284,550 invested in the Ancora Income Fund, a separate series of Ancora Trust, which has retained Ancora Advisors LLC to manage the fund's investments.

The Company has a formal expense sharing agreement with The Arch Eagle Group, Inc. The agreement provides that certain non-regulatory expenses, such as occupancy costs, payroll, and office expenses be paid by Arch Eagle on behalf of the Company. Payments are made to Arch Eagle to cover these expenses monthly in the amount of $55,813. Payments to Arch Eagle for covered expenses totaled $669,755 in 2016.

8. PENDING LITIGATION

On or about July 19, 2016, Claimants Karen Marano, Francesco Melfi, and Mildred Marano initiated a FINRA arbitration proceeding against Respondents America Northcoast Securities, Inc. ("ANSI"), Christopher Barone, and Richard Barone, wherein Claimants asserted sales practice, supervision, statutory (Ohio Securities Act), and other claims against Respondents in connection with investments in their ANSI accounts (Karen Marano, et al. v. America Northcoast Securities, Inc., et al., FINRA Dispute Resolution Case No. 16-02099). In their Statement of Claim, Claimants asked for compensatory damages "believed to be approximately $400,000," disgorgement of an unspecified amount commissions and fees, as well as unspecified amounts of interest, costs, attorneys' fees, and punitive damages. On November 4, 2016, Respondents filed their Statement of Answer, wherein they denied engaging in any misconduct. Respondents intend to vigorously defend against the allegations. The arbitration hearing is scheduled for October 9-13, 2017.

On or about August 1, 2016, Claimants Mark Corrado and Inez Corrado initiated a FINRA arbitration proceeding against Respondents ANSI, Christopher Barone, Richard Barone, and Dominic Tropiano, wherein Claimants asserted sales practice, supervision, and other claims against Respondents in connection with investments in their ANSI accounts (Mark Corrado, et al. v. America Northcoast Securities, Inc., et al., FINRA Dispute Resolution Case No. 16-02216). In their Statement of Claim, Claimants asked for compensatory damages "believed to be in excess of $330,000," as well as unspecified amounts of interest, costs, attorneys' fees, and punitive damages. On November 4, 2016, ANSI, Christopher Barone, and Richard Barone filed their Statement of Answer, wherein they denied engaging in any misconduct. ANSI, Christopher Barone, and Richard Barone intend to vigorously defend against the allegations. The arbitration hearing is scheduled for October 9-13, 2017.

On or about August 12, 2016, Claimants Alfred J. Hammer and Karen Ann Hammer initiated a FINRA arbitration proceeding against Respondents ANSI, Christopher Barone, and Richard Barone, wherein Claimants asserted sales practice, supervision, statutory (Ohio Securities Act), and other claims against Respondents in connection with investments in their ANSI accounts (Alfred J. Hammer, et al. v. America Northcoast Securities, Inc., et al., FINRA Dispute Resolution Case No. 16-02370). In their Statement of Claim, Claimants asked for compensatory damages "believed to be at least $800,000," disgorgement of an unspecified amount commissions and fees, as well as unspecified amounts of interest, costs, attorneys' fees, and punitive damages. On November 4, 2016, Respondents filed their Statement of Answer, wherein they denied engaging in any misconduct. Respondents intend to vigorously defend against the allegations. The arbitration hearing is scheduled for September 11-15, 2017.

On or about January 17, 2017, Claimant Tami Polley Schneider initiated a FINRA arbitration proceeding against Respondents ANSI and Christopher Barone, wherein Claimant asserted sales practice, supervision, statutory (Ohio Securities Act), and other claims against Respondents in connection with investments in her ANSI accounts (Tami Polley Schneider v. America Northcoast Securities, Inc., et al., FINRA Dispute Resolution Case No. 17-00156). In her Statement of Claim, Claimant asked for rescission or compensatory damages of "no less than $100,000," as well as unspecified amounts of costs, attorneys' fees, and punitive damages. Respondents' Statement of Answer is due March 9, 2017. Respondents intend to deny engaging in any misconduct and to vigorously defend against the allegations.

9. CLEARING AGREEMENT

On or about December 28, 2016, the Company received written notice from Pershing LLC ("Pershing") of Pershing's election to terminate the Fully-Disclosed Clearing Agreement between the Company and Pershing, dated November 22, 2005 (the "Clearing Agreement") pursuant to which Pershing provides clearing services for the Company's customer and proprietary brokerage accounts. Pursuant to Paragraph 23.1 of the Clearing Agreement (which provides each party with the right to terminate the Clearing Agreement without cause), the termination is effective ninety (90) days after notice. The Company is engaged in discussions with several parties with respect to replacing Pershing as the Company's clearing firm.

10. GOING CONCERN

The accompanying financial statements have been prepared assuming that America Northcoast Securities, Inc. will continue as a going concern. As discussed in Note 8, to the financial statements, America Northcoast Securities is subject to a number of arbitration claims that if 100% successful could leave the company with a net capital deficiency. Management plans to defend itself vigorously in regard to these matters but cannot alleviate substantial doubt of the company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

As discussed in Note 9, to the financial statements, America Northcoast Securities is also engaged in discussions for replacing Pershing as the Company's clearing firm. Due to progress made to date in those conversations, Pershing has extended its 90-day letter until May 31, 2017. The company utilizes a number of services of a clearing firm and would have substantial difficulty without them. Management has no reason to believe that a successor relationship will not be forthcoming and no adjustments have been made that might result from the outcome of this uncertainty.

11. SUBSEQUENT EVENTS

The company has evaluated all subsequent events through March 11, 2017, the available date of issuance of the financial statements.